Exhibit 4.3

DESCRIPTION OF REGISTRANT’S SECURITIES REGISTERED

PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

DESCRIPTION OF CAPITAL STOCK

The following description of the capital stock of Solaris Oilfield Infrastructure, Inc. (the “Company” or “we”) is based upon the Company’s amended and restated certificate of incorporation, the Company’s amended and restated bylaws and applicable provisions of law. We have summarized certain portions of the Company’s amended and restated certificate of incorporation and amended and restated bylaws below. The summary is not complete and is subject to, and is qualified in its entirety by express reference to, the provisions of applicable law and to the Company’s amended and restated certificate of incorporation and amended and restated bylaws.

Authorized Capital Stock

Under the Company’s amended and restated certificate of incorporation, the Company’s authorized capital stock consists of 600,000,000 shares of Class A common stock, $0.01 par value per share (“Class A common stock”), 180,000,000 shares of Class B common stock, $0.01 par value per share (“Class B common stock”) and 50,000,000 shares of preferred stock, $0.01 par value per share.

Class A Common Stock

Voting Rights. Holders of shares of Class A common stock are entitled to one vote per share held of record on all matters to be voted upon by the Company’s stockholders. The holders of shares of Class A common stock do not have cumulative voting rights in the election of directors.

Dividend Rights. Holders of shares of Class A common stock are entitled to ratably receive dividends when and if declared by the Company’s board of directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock.

Liquidation Rights. Upon the Company’s liquidation, dissolution, distribution of assets or other winding up, the holders of shares of Class A common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of the Company’s outstanding shares of preferred stock.

Other Matters. The shares of Class A common stock have no preemptive or conversion rights and are not subject to further calls or assessment by the Company. There are no redemption or sinking fund provisions applicable to the Class A common stock. All outstanding shares of Class A common stock are fully paid and non-assessable.

Class B Common Stock

Voting Rights. Holders of shares of Class B common stock are entitled to one vote per share held of record on all matters to be voted upon by the Company’s stockholders. Holders of shares of Class A common stock and Class B common stock vote together as a single class on all matters presented to the Company’s stockholders for their vote or approval, except with respect to the amendment of certain provisions of the Company’s amended and restated certificate of incorporation that would alter or change the powers, preferences or special rights of the Class B common stock so as to affect them adversely, which amendments must be adopted by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, or as otherwise required by applicable law.

Dividend and Liquidation Rights. Holders of Class B common stock do not have any right to receive dividends, unless the dividend consists of shares of Class B common stock or of rights, options, warrants or other securities convertible or exercisable into or redeemable for shares of Class B common stock paid proportionally with respect to each outstanding share of Class B common stock, and a dividend consisting of shares of Class A common stock or of rights, options, warrants or other securities convertible or exercisable into or redeemable for shares of Class A common stock on the same terms is simultaneously paid to the holders of Class A common stock. Holders of Class B common stock do not have any right to receive a distribution upon the Company’s liquidation or winding up.

Redemption Right. Each Member of Solaris Oilfield Infrastructure, LLC (“Solaris LLC”) has received one share of Class B common stock for each unit of Solaris LLC (the “Solaris LLC Unit”) that it holds. Accordingly, each member of Solaris LLC has a number of votes in the Company equal to the aggregate number of Solaris LLC Units that it holds. Pursuant to the amended and restated limited liability company agreement (the “Solaris LLC Agreement”), each holder of Solaris LLC Units has the right to redeem his or her Solaris LLC Units, together with an equal number of shares of Class B common stock, for shares of Class A common stock (or cash at the Company’s election, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications).

Anti-Takeover Effects of Provisions of the Company’s Amended and Restated Certificate of Incorporation, the Company’s Amended and Restated Bylaws and Delaware Law

Certain provisions of Delaware law and certain provisions in the Company’s amended and restated certificate of incorporation and amended and restated bylaws described below could make it more difficult for a third party to acquire the Company by means of a tender offer, a proxy contest or otherwise; or removal of the Company’s incumbent officers and directors. These provisions may also have the effect of preventing changes to the Company’s management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in the Company’s best interests, including transactions that might result in a premium over the market price for the Company’s shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with us. We believe that the benefits of increased protection and the Company’s potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

The Company’s amended and restated certificate of incorporation provides that the Company is not governed by Section 203 of the Delaware General Corporation Law (“DGCL”), which, in the absence of such provisions, would have imposed additional requirements regarding mergers and other business combinations. Section 203 of the DGCL prohibits a Delaware corporation, including those whose securities are listed for trading on the New York Stock Exchange, from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;
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upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

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on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Certain provisions of the Company’s amended and restated certificate of incorporation and amended and restated bylaws may delay or discourage transactions involving an actual or potential change in control or change in the

Company’s management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that the Company’s stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of the Company’s Class A common stock.

Among other things, the Company’s amended and restated certificate of incorporation and amended and restated bylaws:

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establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of the Company’s stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to the Company’s corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at the Company’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The Company’s amended and restated bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting;

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provide the Company’s board of directors the ability to authorize undesignated preferred stock. This ability makes it possible for the Company’s board of directors to issue, without stockholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of the Company;

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;
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provide that all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

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provide that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any series of preferred stock with respect to such series;

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provide that the Company’s amended and restated certificate of incorporation and amended and restated bylaws may be amended by the affirmative vote of the holders of at least two-thirds of the Company’s then outstanding common stock entitled to vote thereon, voting together as a single class;

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provide that special meetings of the Company’s stockholders may only be called by the Company’s board of directors pursuant to a resolution adopted by the affirmative vote of a majority of the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships;

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provide for the Company’s board of directors to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms, other than directors which may be elected by holders of preferred stock, if any. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors;

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provide that the affirmative vote of the holders of at least 75% of the voting power of all then outstanding common stock entitled to vote generally in the election of directors, voting together as a single class, shall be required to remove any or all of the directors from office and such removal may only be for cause; and

•	provide that the Company’s amended and restated bylaws can be amended by the board of directors.

Forum Selection

The Company’s amended and restated certificate of incorporation provides that unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

•	any derivative action or proceeding brought on the Company’s behalf;
•	any action asserting a claim of breach of a fiduciary duty owed by any of the Company’s directors, officers, employees or agents to the Company or the Company’s stockholders;
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any action asserting a claim against the Company or any director or officer or other employee of the Company arising pursuant to any provision of the DGCL, the Company’s amended and restated certificate of incorporation or amended and restated bylaws; or

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any action asserting a claim against the Company or any director or officer or other employee of the Company that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

The Company’s amended and restated certificate of incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in shares of the Company’s capital stock will be deemed to have notice of, and to have consented to, this forum selection provision. Although we believe these provisions benefit the Company by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against the Company’s directors, officers, employees and agents. The enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in the Company’s amended and restated certificate of incorporation is inapplicable or unenforceable.

The choice of forum provisions summarized above are not intended to, and would not, apply to suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended (the “Securities Act”) or the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or other claim for which the federal courts have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Stockholders may be subject to increased costs to bring these claims, and the choice of forum provisions could have the effect of discouraging claims or limiting investors’ ability to bring claims in a judicial forum that they find favorable.